Exhibit 1
                                                                       ---------

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, INTO AUSTRALIA, CANADA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

8 October 2008

                              WPP GROUP PLC ("WPP")
                -------------------------------------------------
                  TAYLOR NELSON SOFRES PLC ("TNS") OFFER UPDATE

Offer unconditional as to acceptances

WPP announces that as at 3.00 p.m. (London time) on 8 October 2008, valid acceptances of the Offer had been received in respect of a total of 341,365,081 TNS Shares, representing approximately 81.78 per cent. of the existing issued share capital of TNS.

Accordingly, following the announcement by WPP on 3 October 2008 that it was waiving down the acceptance condition of the Offer from 90 per cent. to 75 per cent., the condition in paragraph (a) of Part A of the Appendix in Part 1 of the Offer Document (as amended) is now satisfied and the Offer has become unconditional as to acceptances.

As disclosed in paragraph 4.4 of Part 7 of the Offer Document and the announcement by WPP on 29 August 2008, persons presumed to be acting in concert with WPP in respect of the Offer have an interest in an aggregate amount of 64,798 TNS Shares (representing approximately 0.02 per cent. of the existing issued share capital of TNS). Save as disclosed, as at 3.00 p.m. (London time) on 8 October 2008, neither WPP nor any person acting in concert with WPP had any interest in any relevant securities of TNS.


Extension of the Offer

The Offer (but not the Mix and Match Facility) will remain open for acceptance until 3.00 p.m. on 22 October 2008. The Mix and Match Facility is not being extended and is declared closed as at 3.00 p.m. on 8 October 2008.

The Offer (including the Mix and Match Facility) remains subject to the terms and conditions set out in the Offer Document not already declared satisfied, save to the extent varied as a consequence of WPP's proposal to introduce a new parent company as previously announced. A further announcement relating to the fulfillment (or, if capable of waiver, waiver) of the remaining conditions of the Offer will be made in due course and, in any event, by no later than 29 October 2008.

Result of mix and match elections

As at 3.00 p.m. on 8 October 2008, valid elections for additional WPP Shares under the Mix and Match Facility had been received in respect of 6,153,977 TNS Shares (representing approximately 1.47 per cent. of the existing issued share capital of TNS) and valid elections for additional cash had been received in respect of 165,837,877 TNS Shares (representing approximately 39.73 per cent. of the existing issued share capital of TNS). Accordingly, subject to the Offer being declared unconditional in all respects, valid elections for additional cash will be scaled down pro rata and valid elections for additional WPP Shares will be satisfied in full with the result that:

     o TNS Share Owners who have made an election to receive additional WPP Shares under the Mix and Match Facility will receive 0.5471 of a WPP Share; and

     o TNS Share Owners who have made an election to receive additional cash under the Mix and Match Facility will receive 179 pence in cash and
          0.1756 of a WPP Share,

in each case for each TNS Share in respect of which a valid election has been made.


Proposed de-listing of TNS

As previously announced, subject to the Offer being declared unconditional in all respects and to any applicable requirements of the UK Listing Authority, WPP intends to procure that TNS makes an application to cancel the admission to trading of TNS Shares on the London Stock Exchange's main market for listed securities and to cancel the admission of the TNS Shares on the Official List. Not less than 20 Business Days notice of such cancellation will be provided to TNS Share Owners, following the Offer being declared unconditional in all respects. De-listing would significantly reduce the liquidity and marketability of any TNS Shares not assented to the Offer at that time and the value of any such TNS Shares may be affected as a consequence.


TNS recommendation to accept WPP Offer

WPP notes the announcement by the Board of TNS on 6 October 2008 that it now recommends TNS Share Owners to accept the Offer, as the directors of TNS intend to do in respect of their own beneficial holdings.

WPP believes the Offer provides a substantial premium for TNS Share Owners with both cash certainty and potential equity upside.

TNS Share Owners who have not yet accepted the Offer are therefore urged to do so without delay.

Sir Martin Sorrell, Chief Executive of WPP, said:

"We are delighted to be a step closer to welcoming such a fine company with strong people, clients and brands that will enhance our client offering."

Action to be taken to accept the WPP Offer

TNS Share Owners who hold TNS Shares in certificated form (that is, not in CREST), should complete the Form of Acceptance and Election in accordance with paragraph 14.1 of Part 1 of the Offer Document. They should return the completed and signed Form of Acceptance and Election (along with any appropriate document(s) of title including their share certificate(s)) using the reply-paid envelope that was enclosed with the Offer Document (if they are posting within the United Kingdom) as soon as possible.

TNS Share Owners who hold TNS Shares in uncertificated form (that is, in CREST), should follow the procedures set out in paragraph 14.2 of Part 1 of the Offer Document, so as to ensure that their TTE instruction(s) settle(s) as soon as possible.

TNS Share Owners who require assistance in accepting the Offer (or who require a replacement Form of Acceptance and Election) should telephone Computershare Investor Services PLC (the receiving agent for the Offer), on 0870 707 1367 (from within the United Kingdom) and +44 870 707 1367 (from outside the United Kingdom). However, TNS Share Owners should be aware that Computershare Investor Services PLC cannot provide any financial, legal or taxation advice in connection with the Offer nor any advice on the merits of the Offer.

TNS Share Owners who are in any doubt as to what action to take are recommended to seek their own personal financial advice immediately from their stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if they are resident in the United Kingdom or, if not, from another appropriately authorised financial adviser in their own jurisdiction.


Enquiries:

BUCHANAN COMMUNICATIONS                 +44 20 7466 5000
Richard Oldworth

MERRILL LYNCH INTERNATIONAL             +44 20 7628 1000
Richard Taylor
Mark Astaire (Corporate Broking)

PERELLA WEINBERG PARTNERS UK LLP        +44 20 7268 2800
Philip Yates
Graham Davidson

GOLDMAN SACHS INTERNATIONAL
James Del Favero                        +1 212 902 1000
Simon Dingemans                         +44 20 7774 1000

Capitalised terms used in this announcement have the same meaning as defined in WPP's Offer Document dated 1 August 2008.

Merrill Lynch International, Perella Weinberg Partners UK LLP and Goldman Sachs International are acting exclusively for WPP in connection with the Offer and no one else and will not be responsible to anyone other than WPP for providing the protections afforded to clients of Merrill Lynch International, Perella Weinberg Partners UK LLP or Goldman Sachs International, respectively, nor for providing advice in connection with the Offer or any matter referred to in this announcement.

The directors of WPP accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of WPP (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect its import.

IMPORTANT NOTICES

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements of their jurisdictions. The Offer Document has been prepared in accordance with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if it had been prepared in accordance with the laws and regulations of jurisdictions outside England.

The availability of the Offer to persons who are not resident in and citizens of the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan or any other jurisdiction where to do so would constitute a breach of relevant laws in that jurisdiction, and the Offer will not be capable of acceptance from or within any such jurisdiction. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent (directly or indirectly) in or into Australia, Canada or Japan or any other jurisdiction where to do so would constitute a breach of relevant laws in that jurisdiction, and persons receiving this announcement (including agents, nominees, custodians and trustees) must not mail or otherwise distribute or send it in or into such jurisdictions as doing so may invalidate any purported acceptance of the Offer.

This announcement is not an offer of securities for sale in Australia, Canada or Japan or in any other jurisdiction in which such an offer is unlawful. The New WPP Shares, which form part of the consideration under the Offer, have not been, and will not be, registered under the securities laws of Australia, Canada or Japan, and no regulatory clearance in respect of the New WPP Shares has been, or will be, applied for in any jurisdiction other than the United Kingdom. The New WPP Shares may not be offered, sold or delivered, directly or indirectly, in or into Australia, Canada or Japan or to, or for the account or benefit of, any resident of Australia, Canada or Japan except pursuant to an applicable exemption from, or in a transaction not subject to, applicable securities laws of those jurisdictions.


Notice to US Persons

The Offer is for the securities of a United Kingdom company and is subject to United Kingdom legal requirements, which are different from those of the United States. The Offer is being made in the United States in compliance with applicable tender offer rules under the US Exchange Act as modified by the "Tier II" exemption provided by Rule 14d-1(d) under such Act and otherwise in accordance with the requirements of the City Code. Accordingly, the Offer is subject to disclosure and procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments, that differ in some respects from those applicable under US domestic tender offer procedures and law.

This announcement is not an offer of securities for sale in the United States. The New WPP Shares which form part of the consideration under the Offer have not been, and will not be, registered under the US Securities Act or under the securities law of any state, district or other jurisdiction of the United States. The New WPP Shares may not be offered, sold or delivered, directly or indirectly, in or into the United States or to, or for the account or benefit of, any US Person except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act. Accordingly, unless WPP is satisfied in its sole discretion that the New WPP Shares can be offered, sold or delivered to a particular US Person, or for his account or benefit, pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act, a US Person who validly accepts the Offer will receive, in lieu of the New WPP Shares to which he would otherwise be entitled under the terms of the Offer, the net cash proceeds of the sale of such shares, as more fully described in the Offer Document.